Exhibit 99.1

FILED BY SEDAR

April 17, 2012

British Columbia Securities Commission
Ontario Securities Commission
Alberta Securities Commission
Autorité des marchés financiers
Manitoba Securities Commission
Newfoundland and Labrador, Department of Government Services
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Saskatchewan Financial Services Commission - Securities Division
New Brunswick Securities Commission
Department of Justice, Government of the Northwest Territories
Department of Community Services - Government of Yukon
Department of Justice, Government of Nunavut

Dear Sirs:

Re: New Gold Inc.-Shareholder Rights Plan

Attached is New Gold’s shareholder rights plan dated March 23, 2012 (the “Plan”), adopted by New Gold’s board of directors which will be submitted for approval by the shareholders of New Gold at its annual meeting to be held on May 2, 2012, with blacklines showing the changes to be approved at such meeting resulting from comments received from institutional shareholders representatives. A fully executed version of the amended Plan will be filed subsequently once it is approved by shareholders.

Sincerely,

NEW GOLD INC.

“Susan Toews”

Susan Toews

VP Legal Affairs and Corporate Secretary